Filed by First Trust Value Line(R) Dividend Fund
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                        Subject Company: First Trust Value Line(R) Dividend Fund
                                                         (File Number 811-21381)





                  FIRST TRUST VALUE LINE(R) DIVIDEND INDEX FUND
                        1001 Warrenville Road, Suite 300
                              Lisle, Illinois 60532

                                 January 2, 2007

Re:   Your shares of First Trust Value Line(R) Dividend Index Fund

Dear Shareholder:

         At a special meeting of shareholders of First Trust Value Line(R) Dividend Fund ("FVDCEF") held on December 11, 2006, shareholders voted to approve the reorganization of FVDCEF with and into First Trust Value Line(R) Dividend Index Fund ("FVDETF"), an exchange-traded fund and diversified series of the First Trust Exchange-Traded Fund. As a result, your shares of FVDCEF were exchanged for an equal number of shares of FVDETF, on a tax-free basis for federal income tax purposes.

         FVDCEF ceased trading on the AMEX on Friday, December 15, 2006, and FVDETF began trading on the AMEX on Monday, December 18, 2006 under the ticker symbol "FVD," the same ticker symbol previously used by FVDCEF. The assets of FVDCEF were transferred to, and the liabilities of FVDCEF were assumed by, FVDETF in exchange for shares of FVDETF based upon the net asset value of FVDCEF on Friday, December 15, 2006.

         The investment objective of FVDETF is to seek investment results that correspond generally to the price and yield (before the fund's fees and expenses) of an equity index called Value Line(R) Dividend Index. The stock selection methodology for the Index is substantially similar to the investment strategy utilized for FVDCEF. The investment adviser for FVDETF is the same investment adviser as FVDCEF, First Trust Advisors L.P.

         To obtain a prospectus for FVDETF, feel free to call toll-free 1-800-621-1675, write to First Trust Portfolios at 1001 Warrenville Road, Suite 300, Lisle, Illinois 60532 requesting a prospectus or visit ftportfolios.com.

                             Very truly yours,

                             First Trust Value Line(R) Dividend Index Fund

                             /s/ W. Scott Jardine
                             ----------------------------------------
                             W. Scott Jardine, Secretary